

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Keith Feldman
Chief Financial Officer
United Homes Group, Inc.
917 Chapin Road
Chapin, SC 29036

> **Re: United Homes Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 21, 2024**
> **File No. 333-280404**

Dear Keith Feldman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker